Filed by: First Hawaiian, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: TriCo Bancshares

Commission File No.: 000-10661

Date: July 13, 2026

This filing relates to the proposed transaction between First Hawaiian, Inc. (“FHI”) and TriCo Bancshares (“TriCo”) pursuant to the Agreement and Plan of Reorganization and Merger, dated as of July 12, 2026, by and among FHI, TriCo and Horizon Merger Sub, Inc.

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The following email was sent by Robert Harrison, Chairman, President & Chief Executive Officer of First Hawaiian Bank, to employees of First Hawaiian Bank on July 13, 2026.

Aloha Everyone,

Today, I am excited to share that First Hawaiian Bank has entered into an agreement to acquire Tri Counties Bank, a California-based community bank that shares our commitment to relationship banking, customer service and community involvement.

Bringing Tri Counties Bank into the First Hawaiian Bank family is an important step in FHB's growth. Tri Counties Bank has built a strong community bank with deep customer relationships, a stable deposit base and a solid presence in attractive California markets. By expanding into this market, we are strengthening our financial foundation, increasing our scale and positioning FHB for continued growth.

Importantly, FHB will remain headquartered in Honolulu, operating as one organization with two trusted brands, each continuing to serve customers in their respective markets.

Over the coming months, our focus will be on planning for a successful integration while continuing to deliver for our customers and communities. We are committed to communicating openly throughout the process and providing regular updates as plans develop and decisions are made.

We will discuss the announcement in more detail during a virtual town hall today at 4:30 p.m. HST, and I encourage everyone to join. Please RSVP here [link] by noon today, and we will send you the information needed to participate.

We have also launched a dedicated SharePoint site [link] that will serve as our central source for updates and information throughout the integration process.

Thank you for everything you do for our customers and communities. FHB is in a position of strength because of the talent, dedication and commitment of our people. This partnership builds on that strength and positions FHB for an even stronger future. I am excited about what this means for us and what we will accomplish together.

Mahalo,

Bob

The following email was sent by Robert Harrison, Chairman, President & Chief Executive Officer of First Hawaiian Bank, to customers of First Hawaiian Bank on July 13, 2026.

View in browser

Today, I am pleased to share that First Hawaiian Bank has entered into an agreement to acquire Tri Counties Bank, a California-based community bank that shares our commitment to relationship banking, customer service and community involvement.

Bringing Tri Counties Bank into the First Hawaiian Bank family is an important step in our growth and reflects our continued commitment to building a strong, relationship-focused organization that can serve customers for generations to come.

For our customers, the most important thing to know is that nothing changes as a result of today’s announcement. You will continue to receive the same trusted service, work with the same team and rely on the local support you know today.

First Hawaiian Bank will remain headquartered in Honolulu and will continue operating as one organization with two trusted brands with local leadership, serving customers in their respective markets.

While there is still work ahead before the acquisition is completed, our focus remains exactly where it has always been: serving our customers, supporting our communities and helping you achieve your financial goals.

We will continue to keep you informed as the process moves forward and will communicate any future updates well in advance.

Thank you for the trust you place in us. We are excited about what this means for First Hawaiian Bank and remain committed to delivering personalized service through local relationships that have always been at the heart of our success.

With deep appreciation,

Bob Harrison

Chairman, President & Chief Executive Officer

First Hawaiian Bank

The following materials were posted to First Hawaiian Bank’s internal SharePoint site on July 13, 2026.

Homepage Tile

FHB Acquires Tri Counties Bank

First Hawaiian Bank.

Member FDIC

Caption:

This partnership expands our presence in California while we remain firmly rooted in Hawaiʻi and committed to the customers and communities we proudly serve. [LINK]

Landing Page

We’re excited to announce that we’re bringing Tri Counties Bank into the First Hawaiian Bank family. This acquisition brings together two strong community banks to create a more resilient organization built for long-term growth. By combining FHB’s financial presence with Tri Counties Bank’s deep California market presence and customer relationships, we are building a stronger regional bank for our customers, employees and the communities we serve.

The combined organization will be a $35 billion regional bank with greater capacity to invest in technology, products, lending capabilities and the customer experience while remaining rooted in Hawaii with a deep commitment to the communities we serve.

Customers will continue working with the bankers they know and trust through the banking channels they prefer.

Video: [Bob’s video message]

This site is your central source for information about First Hawaiian Bank's acquisition of Tri Counties Bank.

Here you'll find the latest updates, key messages, frequently asked questions and resources to help you understand the transaction and what it means for our employees, customers and communities.

If you haven’t already, please RSVP for our virtual town hall before noon today here [link]

As the integration progresses, we'll continue updating this site with new information and resources as decisions are made. While we may not have every answer today, we are committed to communicating openly and providing timely updates throughout the process.

If you have questions about the acquisition, you can submit them here [button]

Thank you for everything you do to serve our customers and communities.

•	Press Release

•	Email from Bob to employees

•	Email to customers

•	Speaking Points

•	FAQs

•	Recording of town hall (when available)

Transcript of video message from Robert Harrison, Chairman, President & Chief Executive Officer of First Hawaiian Bank

Good morning, everyone.

I'm sure you've heard the news by now. Today is an important milestone for First Hawaiian Bank. We have entered into an agreement to acquire Tri Counties Bank, a California-based community bank, and I'm excited to welcome them to the FHB family.

I know an announcement like this brings a lot of questions, and that's completely understandable. We'll be hosting a virtual town hall with our FHB employees today at 4:30, where I'll share more about this partnership and answer as many of your questions as possible.

What I can tell you now is that this partnership creates new opportunities for First Hawaiian Bank, our employees and the customers we serve. It gives us the ability to grow, expand our presence in California and build on the strengths that have made our bank successful. I'll share more about that this afternoon.

I wish I could be there with you today, but it was important for me to be in California to welcome the Tri Counties Bank team and begin building the relationships that will help make this partnership successful.

I'm incredibly proud of what we've built together at FHB, and this acquisition is possible because of everything you've done to make our bank the organization it is today. I'm excited about what it means for our future and I look forward to talking with you this afternoon. I'll see you then.

The following social media post was made available by First Hawaiian Bank on July 13, 2026.

Caption:

First Hawaiian Bank has announced an agreement to acquire Tri Counties Bank. This partnership expands our presence in California and positions us for continued growth, while keeping us firmly rooted in Hawaiʻi and committed to the customers and communities we proudly serve. Read the full announcement: [LINK]

The following excerpts of FAQs were made available to employees of First Hawaiian Bank on July 13, 2026.

ABOUT THE ANNOUNCEMENT

What was announced?

First Hawaiian Bank has announced the acquisition of Tri Counties Bank, a California-based community bank. The acquisition expands our presence into attractive California markets while building on the relationship-based approach that defines how we serve our customers.

The new organization will be headquartered in Honolulu, Hawaii while maintaining two separate brands.

Did we acquire Tri Counties Bank, or is this a merger?

First Hawaiian Bank is acquiring Tri Counties Bank. This will bring the two organizations together as a single company. First Hawaiian Bank will lead the expanded organization, which will be headquartered in Honolulu, Hawaii. Tri Counties Bank will become part of First Hawaiian Bank, creating a larger organization that builds on the strengths of both banks while continuing to serve customers through two trusted brands.

Who is Tri Counties Bank?

Tri Counties Bank is a California-based community bank founded in 1975 and headquartered in Chico, California. For 50 years, the bank has focused on helping individuals, businesses, and communities succeed through relationship-based banking, local decision-making, and community involvement. Today, Tri Counties Bank serves customers throughout California and offers a full range of personal, business, and commercial banking services.

Why are we doing this?

This is a deliberate step in our long-term growth strategy. The markets are a strong fit for our relationship-based model, and there is a strong cultural alignment between the two organizations. It allows us to expand into attractive markets while maintaining the financial strength, stability and credit discipline that define First Hawaiian Bank.

How will leadership communicate decisions and updates?

Our leadership team is committed to keeping employees informed as decisions are made and as we have information to share. Updates will be provided through established communication channels, which include town halls, FAQs, emails and our SharePoint site.

While we may not have all answers immediately, we will continue to communicate as transparently and timely as possible.

When will the deal close?

The transaction is expected to close by the end of the year, subject to regulatory approvals and customary closing conditions. Until then, both banks continue to operate independently.

Will there be changes to leadership?

Both organizations will continue to operate independently until the closing of the transaction. Any leadership decisions for the combined organization will ultimately be determined as part of the integration process and will be communicated once decisions are finalized. We expect continuity in our leadership team, with some additions over time as we bring the organizations together.

[ . . . ]

CULTURE AND THE COMBINED ORGANIZATION

Will the culture change?

We moved forward with this partnership because the two organizations operate in very similar ways, with a shared focus on serving customers, supporting our communities and taking care of our people. Our intent is to build on those strengths as we come together.

What does this mean for how we grow?

First Hawaiian Bank is focused on smart growth, prioritizing financial strength, credit discipline and long-term value. This partnership gives us meaningful deposit growth that allows us to support our lending efforts, allowing us to grow faster while maintaining the stability and credit quality that defines us.

CUSTOMERS AND DAY-TO-DAY OPERATIONS

What do I tell customers if they ask?

First Hawaiian Bank recently announced the acquisition of Tri Counties Bank, a California-based community bank. The most important thing to know is that nothing changes for you. You’ll continue working with the same team and receiving the same service you do today. This partnership supports First Hawaiian Bank’s long-term growth, but for our customers it’s business as usual.

Should I talk to the media or post on social media?

Please do not speak to the media or post about the transaction on social channels. Direct all media inquiries to [name and contact details].

Will our systems, products, or processes change?

No immediate changes. Any future systems or product integration will be planned carefully with ample training and communication.

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The following customer-facing employee talking points were made available to employees of First Hawaiian Bank on July 13, 2026.

1.            Core message

“First Hawaiian Bank has announced the acquisition of Tri Counties Bank, a California-based community bank. For our customers, it is business as usual. Customers will continue to work with the same people, receive the same service and rely on the same local support they know today.”

2.            What customers care about most

“There are no immediate changes for you. You’ll continue working with the same people and receiving the same level of local service you expect from First Hawaiian Bank.”

3.            Reinforce local identity

“Our expanded organization will continue to be headquartered in Hawaii, and we remain focused on supporting our local communities and customers, while maintaining two separate brands.”

4.            How to explain “why we’re doing this”

“Tri Counties Bank is a strong community bank that aligns well with First Hawaiian Bank. This acquisition helps support our long-term growth while allowing us to continue investing in our customers, employees and communities.”

5.            Future benefits

“Over time, the acquisition is expected to strengthen First Hawaiian Bank and create additional opportunities to invest in our products, services and customer experience.”

6.            If customers ask “what’s changing?”

“Nothing is changing for First Hawaiian Bank customers today. We will continue serving customers as we do today, and we’ll communicate any future updates well in advance.”

7.            If customers ask “is my account affected?”

“No. There are no changes to your accounts or how you bank with us. If something changes in the future, we’ll be clear on any actions you need to take.”

8.            If customers ask “will my branch/contacts change?”

“No changes will take place to the branches based on this new partnership. You will continue working with the same First Hawaiian Bank team and using the same branches and channels you use today. If there are any future changes, we’ll communicate them well in advance.”

9.            If customers ask, “who is Tri Counties Bank?”

“Tri Counties Bank is a California-based community bank founded in 1975 and headquartered in Chico, California. Like us, their success has been driven through relationship-based banking, local decision-making, and community involvement. Tri Counties Bank has customers throughout California and offers a full range of personal, business, and commercial banking services.”

10.          If customers ask detailed or technical questions

“I don’t have additional details beyond what has been publicly announced, but I’d be happy to connect you with someone who can help answer your questions.”

The following email was sent by Robert Harrison, Chairman, President & Chief Executive Officer of First Hawaiian Bank, to employees of Tri Counties Bank on July 13, 2026.

Hi Everyone,

I want to thank you for your warm welcome as we begin building our new relationship together. As we start this journey, I want you to know how much we respect Tri Counties Bank and all that you have accomplished.

You have built a respected community bank with strong customer relationships, talented employees, and deep roots in the communities you serve. The reputation Tri Counties has earned across California did not happen overnight. It reflects years of dedication, hard work and commitment to your customers and communities, as well as the trust you have earned over time.

One thing has become very clear: First Hawaiian and Tri Counties Bank share a common view of what successful banking looks like. We both believe relationships matter, local decision-making matters and trust is earned over time.

That shared philosophy is one of the reasons why our path forward together is so compelling. While our organizations each have their own history and identity, we are starting from a place of mutual respect, and a shared understanding of what relationship banking should be.

I know an announcement like this brings uncertainty. While there is change in our future, I am optimistic about what lies ahead. The opportunity in front of us is not simply about bringing two organizations together. It is about building on our respective strengths to better serve our customers, support our employees and strengthen the communities we serve.

We are excited to welcome you to the First Hawaiian Bank family. I look forward to spending more time with you, learning from you, and working together to build an even stronger future.

Thank you for everything you do for your customers, your communities and each other.

Sincerely,

Bob Harrison
Chairman, President, and CEO
First Hawaiian Bank

FORWARD-LOOKING STATEMENTS

This communication may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including, among others, statements regarding the expected timing, completion and effects of the proposed business combination transaction between First Hawaiian, Inc. (“FHI”) and TriCo Bancshares (“TriCo”) (the “Transaction”) and the plans, objectives, expectations and intentions of FHI and TriCo. Any statement that does not describe historical or current facts is a forward-looking statement. Forward-looking statements are often, but not always, made through the use of words or phrases such as “annualized,” “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “goal,” “intend,” “may,” “might,” “outlook,” “plan,” “potential,” “predict,” “projection,” “seek,” “should,” “target,” “will,” “would” or the negative version of those words or other comparable words or phrases of a future or forward-looking nature.

FHI and TriCo caution that the forward-looking statements in this communication are not guarantees of future performance and involve a number of known and unknown risks, uncertainties and assumptions that are difficult to assess and are subject to change based on factors which are, in many instances, beyond FHI’s and TriCo’s control. A number of important factors could cause actual results to differ materially from those indicated in these forward-looking statements, including the following: changes in general economic, political, or industry conditions, and in conditions impacting the banking industry specifically; uncertainty in U.S. fiscal, monetary and trade policy, including the interest rate policies of the Federal Reserve Board or the effects of any declines in housing and commercial real estate prices, high or increasing unemployment rates, continued or renewed inflation, the impact of proposed or imposed tariffs by the U.S. government or retaliatory tariffs proposed or imposed by U.S. trading partners that could have an adverse impact on customers or any recession or slowdown in economic growth particularly in the markets in which FHI and TriCo conduct business, including Hawaii, Guam, Saipan and California; volatility and disruptions in global capital and credit markets; the impact of bank failures or adverse developments at other banks on general investor sentiment regarding the stability and liquidity of banks; changes in interest rates that could significantly reduce net interest income and negatively affect asset yields and valuations and funding sources, including impacts on prepayment speeds; competitive pressures among financial institutions and nontraditional providers of financial services, including on product pricing and services; concentrations within FHI’s or TriCo’s loan portfolio (including commercial real estate loans) or other asset classes, and the parties’ ability to attract and retain customer deposits, large loans to certain borrowers, the parties’ ability to attract and retain customer deposits, access liquidity and capital, and manage deposit costs and funding sources; the success, impact, and timing of FHI’s and TriCo’s respective business strategies, including market acceptance of any new products or services and FHI’s and TriCo’s ability to successfully implement strategic, operational, technology and integration initiatives; the failure to properly use and protect customer and employee information and data; cybersecurity risks, including the occurrence of fraudulent activity or a material breach of, or disruption to, the security of FHI’s, TriCo’s or their vendors’ systems; risks related to the development, implementation, use and management of artificial intelligence and other emerging technologies; the effects of failures or interruptions of information, communications or third-party service-provider systems; the nature, extent, timing, and results of governmental actions, examinations, reviews, reforms, regulations, and interpretations; changes in laws or regulations; adverse weather conditions, natural disasters and other catastrophic events such as wildfires; the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement to which FHI and TriCo are parties; the outcome of any legal proceedings that may be instituted against FHI or TriCo, including potential litigation relating to the Transaction; delays in completing the Transaction; the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the Transaction); the failure to obtain stockholder or shareholder approvals, as applicable, or to satisfy any of the other conditions to the closing of the Transaction on a timely basis or at all; changes in FHI’s or TriCo’s share price before closing, including as a result of the financial performance of the other party prior to closing, or more generally due to broader stock market movements, and the performance of financial companies and peer group companies; the possibility that the anticipated benefits of the Transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where FHI and TriCo do business; certain restrictions during the pendency of the proposed Transaction that may impact the parties’ ability to pursue certain business opportunities or strategic transactions; the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the Transaction; the ability to complete the Transaction and integration of FHI and TriCo promptly and successfully; the dilution caused by FHI’s issuance of additional shares of its capital stock in connection with the Transaction; and other factors that may affect the future results of FHI and TriCo.

The foregoing factors should not be considered an exhaustive list and should be read together with the other cautionary statements set forth in FHI’s Annual Report on Form 10-K for the year ended December 31, 2025 and its latest Quarterly Report on Form 10-Q, which are on file with the Securities and Exchange Commission (the “SEC”) and available on FHI’s investor relations website, https://ir.fhb.com, under the heading “SEC Filings,” and in other documents FHI files with the SEC, and in TriCo’s Annual Report on Form 10-K for the year ended December 31, 2025 and its latest Quarterly Report on Form 10-Q, which are on file with the SEC and available on TriCo’s website, www.tcbk.com, under the “About” tab and the “Investor Relations” link and then under the heading “SEC Filings” and in other documents TriCo files with the SEC. If one or more events related to these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may differ materially from what we anticipate. Accordingly, you should not place undue reliance on any such forward-looking statements.

Any forward-looking statement speaks only as of the date on which it is made, and neither FHI nor TriCo undertakes any obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by applicable law.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed Transaction, FHI will file with the SEC a Registration Statement on Form S-4 that will include a Joint Proxy Statement of FHI and TriCo and a Prospectus of FHI, as well as other relevant documents concerning the Transaction. Certain matters in respect of the Transaction involving FHI and TriCo will be submitted to FHI’s stockholders and TriCo’s shareholders, as applicable, for their consideration.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. INVESTORS, FHI STOCKHOLDERS AND TRICO SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN THEY BECOME AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Stockholders or shareholders, as applicable, will be able to obtain a free copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about the Transaction, FHI and TriCo, without charge, at the SEC’s website, www.sec.gov. Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to First Hawaiian, Inc., Attention: Secretary, 999 Bishop Street, Honolulu, HI 96813, (808) 525-7000 or to TriCo Bancshares, Attention: Shareholder Services, 63 Constitution Drive, Chico, CA 95973, (530) 898-0300.

PARTICIPANTS IN THE SOLICITATION

FHI, TriCo, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from FHI stockholders or TriCo shareholders in connection with the Transaction under the rules of the SEC. Information regarding FHI’s directors and executive officers is available in the sections entitled “Directors, Executive Officers and Corporate Governance” and “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” in FHI’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, which was filed with the SEC on February 27, 2026 (available here); in the sections entitled “Corporate Governance and Board Matters,” “Compensation Discussion and Analysis,” “Executive Compensation Tables,” “Biographies of Executive Officers” and “Security Ownership of Certain Beneficial Owners, Directors and Management” in FHI’s definitive proxy statement relating to its 2026 Annual Meeting of Stockholders, which was filed with the SEC on March 12, 2026 (available here); and other documents filed by FHI with the SEC. Information regarding TriCo’s directors and executive officers is available in the sections entitled “Directors, Executive Officers and Corporate Governance” and “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters;” in TriCo’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, which was filed with the SEC on March 2, 2026 (available here); in the sections entitled “Board of Directors,” “Corporate Governance, Board Nominations and Board Committees,” “Compensation of Directors,” “Ownership of Voting Securities,” “Compensation Discussion and Analysis” and “Compensation of Named Executive Officers” in TriCo’s definitive proxy statement relating to its 2026 Annual Meeting of Shareholders, which was filed with the SEC on April 17, 2026 (available here); and other documents filed by TriCo with the SEC. To the extent holdings of FHI common stock by the directors and executive officers of FHI or holdings of TriCo common stock by directors and executive officers of TriCo have changed from the amounts held by such persons as reflected in the documents described above, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus relating to the Transaction. Free copies of this document, when available, may be obtained as described in the preceding paragraph.